                                                                  Rule 424(b)(1)
                                                              File No. 333-94127

[LOGO OF SUMMIT SECURITIES]

                                   PROSPECTUS

                            SUMMIT SECURITIES, INC.

                 200,000 Shares of Preferred Stock, Series S-3

We are offering variable rate cumulative preferred stock with the following terms:

 . The preferred stock is subordinate to all of our debt, including our investment certificates.

 . Preferred stock distributions are cumulative and will be declared monthly according to a variable rate formula described in this prospectus.

 .  The preferred stock has a liquidation preference of $100 per share.

 . We may redeem the preferred stock at any time at a price of $100 per share plus the amount of any declared but unpaid distributions.

You should consider carefully the risk factors beginning on page 9 in this prospectus.

                                               Per Preferred Share    Total
                                               ------------------- -----------
   Public offering price......................        $100         $20,000,000
   Maximum underwriting discounts and
    commissions*..............................           6%        $ 1,200,000
   Maximum proceeds to Summit (before
    expenses).................................        $ 94         $18,800,000

  * You will not incur a direct sales charge. Preferred stock distributions will be based on their full offering price, without deduction for underwriting discounts or commissions. We will reimburse our underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of preferred stock depend upon the terms of the sale. See "PLAN OF DISTRIBUTION."

 . Currently there is no trading market for the preferred stock and you should not expect one to be established in the future.

 .  The preferred stock is being issued only in book-entry form.

 . The underwriter maintains a list of persons willing to sell or purchase our issued and outstanding shares of preferred stock.

 . We are offering the preferred stock on a continuous, best efforts basis, and there is no minimum amount of preferred stock that must be sold.

 . You may not purchase the preferred stock pursuant to this prospectus after January 31, 2001.

   The shares of preferred stock are securities of our company and they are not insured or guaranteed by any governmental agency, any insurance company, any affiliate of our company or any other person or entity.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

               The date of this prospectus is February 11, 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
FORWARD-LOOKING STATEMENTS..................................................   2
PROSPECTUS SUMMARY..........................................................   3
RISK FACTORS................................................................   9
USE OF PROCEEDS.............................................................  11
DESCRIPTION OF SECURITIES...................................................  11
PLAN OF DISTRIBUTION........................................................  15
LEGAL MATTERS...............................................................  16
EXPERTS.....................................................................  16
AVAILABLE INFORMATION.......................................................  16
INCORPORATION OF DOCUMENTS BY REFERENCE.....................................  17

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Summit, including:

  .  Our anticipated growth strategies,

  . Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate,

  .  Future interest rate trends, movements and fluctuations,

  .  Future expenditures for purchasing receivables, and

  . Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                               ----------------

   You should only rely on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the preferred stock. You should read both this prospectus and the attached Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 1999, carefully before you make your investment decision.

                   The Summit Consolidated Group Of Companies

General

   Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and its telephone number at that address is (208) 376-8260. Summit and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Summit," "we" and "our" refer solely to the parent company, Summit Securities, Inc.

History

   We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or "Metropolitan." We were later acquired by National Summit Corp. on September 9, 1994. In the first six months of 1995, we acquired a broker/dealer, Metropolitan Investment Securities, Inc. from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The chart on the next page depicts the relationship among the significant companies within the consolidated group. The chart excludes affiliated companies that are not subsidiaries of Summit.

   Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur's control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company. Collectively, Metropolitan, Metwest and Western United are referred to as "affiliated companies."

Business

   The consolidated group is engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. Currently, the consolidated group is focusing its receivable investing activities on loans collateralized by commercial real estate. The receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the property or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in investment securities, including U.S. Treasury obligations, corporate bonds and other securities, and in other assets.

   Our capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from receivable cash flows, the sale of annuities, the sale and securitization of receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings.

   The affiliated companies provide services to the consolidated group for a fee and engage in various business transactions with the consolidated group. Metropolitan provides receivable acquisition services, and Metwest provides receivable collection and servicing to Summit, Old Standard and Old West. At regular meetings of our board of directors, we will periodically request that a majority of the independent directors ratify and approve all material affiliated transactions and forgiveness of loans, if any. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Summit's Annual Report filed on Form 10-K for the year ended September 30, 1999, which is attached to this prospectus.

Organizational Chart
(as of September 30, 1999)

   The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists the principal operating subsidiaries and ownership of the consolidated group.






                                    [CHART]

   National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. It is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

   Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

   Metropolitan Investment Securities, Inc.: Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities.

   Summit Property Development, Inc.: Provides real estate development services to others; principally to Metropolitan and its subsidiaries.

   Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

   Old Standard Life Insurance Company: Invests in receivables and other investments that are principally funded by proceeds from receivable investments and from annuity sales.

   Old West Annuity & Life Insurance Company: Formerly known as Arizona Life Insurance Company; invests in receivables and other investments that are principally funded by the proceeds from receivable investments and from annuity sales.

                    Summary of the Preferred Stock Offering

Preferred stock offering     We are offering 200,000 shares of variable rate
 ...........................  cumulative preferred stock, series S-3 at $100 per share. The preferred stock will be sold in whole and fractional shares. There is no minimum amount of preferred stock that must be sold. The preferred stock will be issued only in book-entry form.

Distributions .............  We will pay distributions on the preferred stock on a cumulative basis from the date the shares are issued. When we make distributions, they will be paid monthly at the applicable annual rates described in "DESCRIPTION OF SECURITIES-- Distributions."

Liquidation rights.........  If we liquidate Summit, you will have a right to receive a liquidation preference of $100 per share, plus declared and unpaid distributions. Your liquidation rights will be paid only after all of our debts, including our outstanding investment certificates, are paid. Your liquidation rights will be paid before any liquidating distributions to the common stockholders.

Redemption upon request of   We may consider a written shareholder request you
holder.....................  make to have your shares redeemed. We will generally not consider a request to redeem shares unless they have been listed for sale on Metropolitan Investment Securities, Inc.'s trading list for at least 60 days. We are under no obligation to redeem your shares of preferred stock. Our decision whether or not to redeem your shares will depend, in part, on our financial condition and our liquidity position at the time.
                             Any shares that we do redeem will be redeemed at a price per share that is determined by our board of directors in its discretion, and will include any declared but unpaid distributions. This price may be less than your original $100 per share purchase price. See "DESCRIPTION OF SECURITIES--
                             Redemption of Shares" and "RISK FACTORS."

Redemption upon call by       We can redeem any or all shares of the preferred
Summit......................  stock if we provide you with notice at least 30 but not more than 60 days prior to redemption by mail. If we decide to redeem your shares, you will be paid $100 per share plus the amount of any declared but unpaid distributions as of the date fixed for redemption. See "DESCRIPTION OF
                              SECURITIES--Redemption of Shares."

Voting rights...............  Your voting rights will be limited to two situations. First, you will have those voting rights expressly granted by the laws of the State of Washington. Second, you will have voting rights if the distributions payable to you on your preferred stock remain unpaid for a period of time that equals twenty-four monthly distributions. See "DESCRIPTION OF SECURITIES-- Voting Rights."

Federal income tax            If we earn a profit on a tax accounting basis
considerations..............  during any future year, any earnings or profits that we distribute to you will be taxable. If we incur a loss on a tax accounting basis, the distributions will be a return of capital and not taxed, but will reduce your basis. We cannot predict whether we will have future distributions, or whether those distributions will be taxable to you. You are encouraged to consult your own tax advisors about whether the distributions you will receive will be taxable income. See "DESCRIPTION OF SECURITIES--Federal
                              Income Tax Consequences of Distributions."

Use of proceeds.............  We will use the proceeds of this preferred stock offering to invest in receivables and to make other investments which may include investments in existing subsidiaries, new business ventures, to acquire other companies or for other investment purposes. The proceeds may also be used to retire maturing investment certificates, for property development, to pay preferred stock distributions and for general corporate purposes. See "USE OF PROCEEDS."

Risk factors................  Your investment in the preferred stock involves risk. You should review the risks described in this prospectus and those described in the attached Annual Report of Summit, on Form 10-K, before investing in the preferred stock. See "RISK FACTORS" for a discussion of the risks associated with investing in the preferred stock.

                                 Capitalization

   The following table sets forth the capitalization of the consolidated group at September 30, 1999:

Debt Payable:
  Real estate contracts and mortgage notes payable 6.5% to 8.0%,
   due 1999 to 2020............................................... $   279,792
                                                                   -----------
  Total Debt Payable..............................................     279,792
                                                                   -----------
Investment Certificates:
  Investment Certificates, maturing 1999 to 2009, at 6.1% to
   10.0%..........................................................  65,504,128
  Compound and accrued interest...................................   7,302,776
                                                                   -----------
  Total Investment Certificates...................................  71,806,904
                                                                   -----------
Stockholders' Equity:
  Preferred Stock, $10 par: 10,000,000 shares authorized; 155,747 shares issued and outstanding (liquidation preference
   $15,574,690)...................................................   1,557,469
  Common Stock, $10 par: 2,000,000 shares authorized; 10,000
   shares issued and outstanding..................................     100,000
  Additional paid-in capital......................................  11,988,926
  Retained earnings...............................................   7,397,310
  Accumulated other comprehensive loss............................  (1,938,750)
                                                                   -----------
  Total Stockholders' Equity......................................  19,104,955
                                                                   -----------
  Total Capitalization............................................ $91,191,651
                                                                   ===========

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below as of September 30, 1999 and 1998 and for the years ended September 30, 1999, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit's Form 10-K, which is incorporated into and attached to this prospectus. The consolidated financial data shown below as of September 30, 1997, 1996 and 1995 and for the years ended September 30, 1996 and 1995, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from consolidated financial statements not included elsewhere in this prospectus.

                                  Year Ended September 30,
                   1999          1998          1997          1996         1995
               ------------  ------------  ------------  ------------  -----------
INCOME
 STATEMENT
 DATA:
Revenues.....  $ 36,198,936  $ 29,965,547  $ 19,785,462  $ 14,536,449  $ 9,576,615
               ============  ============  ============  ============  ===========
Net income...  $  2,814,828  $  2,524,027  $  1,851,240  $  1,244,522  $   587,559
Preferred
 stock
 dividends...      (838,356)     (498,533)     (446,560)     (333,606)    (309,061)
               ------------  ------------  ------------  ------------  -----------
Income
 applicable
 to common
 stockholder.. $  1,976,472  $  2,025,494  $  1,404,680  $    910,916  $   278,498
               ============  ============  ============  ============  ===========
PER COMMON
 SHARE DATA:
Basic and
 diluted
 income per
 share
 applicable
 to common
 stockholder.. $     197.65  $     202.55  $     140.47  $      91.09  $     27.85
               ============  ============  ============  ============  ===========
Weighted
 average
 number of
 common
 shares
 outstanding..       10,000        10,000        10,000        10,000       10,000
               ============  ============  ============  ============  ===========
Cash
 dividends
 per common
 share.......  $       0.00  $      21.07  $       0.00  $       0.00  $      0.00
               ============  ============  ============  ============  ===========
Ratio of
 earnings to
 fixed
 charges.....          1.57          1.64          1.46          1.40         1.25
Ratio of
 earnings to
 fixed
 charges and
 preferred
 stock
 dividends...          1.34          1.46          1.31          1.26         1.11
BALANCE SHEET
 DATA:
Due from/(to)
 affiliated
 companies,
 net.........  $   (151,077) $ 10,985,805  $    870,525  $  1,296,290  $(1,960,104)
Total
 assets......  $295,115,959  $206,594,234  $166,354,070  $117,266,680  $96,346,572
Investment
 certificates
 and other
 debt
 payable.....  $ 72,086,696  $ 56,078,514  $ 50,607,983  $ 46,674,841  $38,650,532
Stockholders'
 equity......  $ 19,104,955  $ 10,684,064  $  7,756,643  $  5,358,774  $ 3,907,067

                                  RISK FACTORS

   When deciding whether or not to purchase the preferred stock, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Summit's Annual Report on Form 10-K for the year ended September 30, 1999, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the preferred stock:

We can issue more company
securities...................
                               Summit's and your rights and obligations in the preferred stock are defined in the Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock Series S-3. This statement does not restrict our ability to issue additional debt, preferred stock or other equity securities in our company.

Preferred stock is not
insured against the risk of
loss.........................  The preferred stock is not insured or guaranteed by any bank, any governmental agency, any insurance company, any affiliate of our company or any other person or entity. Thus, the preferred stock has greater risk than investments that are insured against the risk of loss.

Preferred stock is not a
liquid investment because
there is no established
trading market...............
                               The preferred stock is not listed for trading on a stock exchange. We do not anticipate listing the preferred stock on any stock exchange or that an independent public market for the preferred stock will develop.

Trading list does not
guarantee a market for the
preferred stock..............
                               The broker/dealer for this offering maintains a trading list of persons willing to sell or purchase outstanding shares of our preferred stock. We can not assure you that this list will continue to operate or that it will provide you a means to sell your shares.

Our discretionary redemption
option does not guarantee
you the ability to sell
securities to Summit.........
                               Under our discretionary redemption option, we are under no obligation to redeem your shares. You should not rely on this option as a guarantee that you will be able to have us reacquire your shares. See "DESCRIPTION OF SECURITIES--Redemption of Shares."

The preferred stock has
limitations on redemption
and restrictions on
distributions................
                               If we have not paid cumulative distributions to all preferred shareholders, we cannot purchase or offer to exchange your shares unless we make the same offer to all preferred shareholders. See "DESCRIPTION OF SECURITIES--Redemption of Shares." We will not make distributions to you unless distributions can be made to all other holders of preferred stock. See "DESCRIPTION OF SECURITIES--Distributions."

Liquidation rights are
junior to Summit's
outstanding debt.............  If we liquidate, we must pay all of our outstanding debt before we can make any
                               distributions to you. If there is not enough money to distribute to all preferred shareholders for their entire respective liquidation rights, you will share the shortfall with the other preferred shareholders in proportion to your respective liquidation rights.

Extraordinary corporate
events could eliminate the
liquidation rights of the
holders of preferred stock...
                               Your preferences in liquidation could be adversely effected if we have an asset sale, a capital restructuring, a merger, a reorganization or a bankruptcy. If one of these events occurs, your rights may be compromised by a negotiation between all interested parties or by a court determination.

Lack of voting control of
the company..................
                               You will have very few voting rights as an owner of preferred stock. The only class of stock carrying full voting rights is the common stock. See "DESCRIPTION OF SECURITIES--Voting Rights."

Summit can redeem or call
the preferred stock at its
own discretion...............
                               We have the option of calling or redeeming your shares at any time for $100 per share plus any declared and unpaid distributions. See "DESCRIPTION OF SECURITIES--Redemption of Shares."

Risk of holding book-entry
shares of preferred stock
because there are no
physical shares to
transfer.....................  Our use of book-entry shares of preferred stock rather than actual physical shares in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical shares may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical shares. The use of book-entry shares may delay payments to you because distributions on the shares would be made first to the person in whose name the shares are registered.

                                USE OF PROCEEDS

   If all of the preferred stock we are offering is sold, we expect proceeds to total $20,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $124,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the preferred stock can or will be sold.

   In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the preferred stock offering for the following purposes: priority will be given first to (1) funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (2) the development of real estate. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing investment certificates, proceeds of this offering may be used for retiring maturing investment certificates, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. Approximately $8.6 million in principal amount of debt securities will mature between February 1, 2000 and January 31, 2001 with interest rates ranging from 6.1% to 10.0% and averaging approximately 7.8% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 1999.

   We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we do not know how many shares of preferred stock will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

   In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                           DESCRIPTION OF SECURITIES

Description of Capital Stock

   The authorized capital of Summit consists of 2,000,000 shares of common stock, $10 par value, and 10,000,000 shares of Series S preferred stock, $10 par value. Of the stock authorized, 10,000 shares of common stock and 155,747 shares of Series S preferred stock were issued and outstanding as of September 30, 1999.

Description of Preferred Stock

   This offering consists of 200,000 shares of variable rate cumulative preferred stock, Series S-3. All of the outstanding shares of preferred stock and the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of preferred stock have been fixed and determined by our board of directors and are set forth in the statement of rights, designations and preferences of preferred stock, duly approved by the board of directors. The preferred stock is issued in book-entry form only.

   The following statements relating to the preferred stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the statement of rights which is filed as an exhibit to the registration statement that includes this prospectus. The statement of rights is also available for inspection at the principal office of Summit.

Distributions

   Distributions on the preferred stock are cumulative and will be declared monthly on the first business day of the month, payable to the shareholders of record as of the fifth calendar day of each month. Distributions will be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The distribution rate will be the "applicable rate," as defined below, subject to the authority of Summit's board of directors to authorize, by resolution, a higher rate.

   The applicable rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The applicable rate for any monthly distribution period shall be (1) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty-year constant maturity rate, each as described below, plus (2) one-half of one percentage point (0.5%).

   The three-month Treasury Bill rate for each distribution period is based on the weekly per annum market discount rate for three-month U.S. Treasury bills. The ten-year constant maturity rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of ten years. The twenty-year constant maturity rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of twenty years.

   Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency selected by Summit, during the period of 14 calendar days immediately prior to the 10 calendar days immediately preceding the first day of the distribution period for which the distribution rate on preferred stock is being determined.

   If any or all of these methods are unavailable, the statement of rights includes other methods to determine the distribution rate. If we determine in good faith that one or more of these rates cannot be determined for any distribution period, then the applicable rate for that period will be the higher of whichever of the rates that can be determined, plus one-half of one percentage point. If we determine in good faith that none of the rates can be determined for any distribution period, then the applicable rate in effect for the preceding distribution period will be continued for that distribution period. The distribution rate for each monthly distribution period will be calculated as promptly as practicable by Summit. Summit will enclose notice of the distribution rate with the next mailed distribution payment check. In making the calculation, the three-month U.S. Treasury Bill rate, ten-year constant maturity rate and twenty-year constant maturity rate will each be rounded to the nearest five one-hundredths of a percentage point.

   Prior to the effective date of this prospectus, Summit's board of directors adopted a resolution authorizing a distribution rate on the preferred stock at two percentage points higher than the applicable rate. This higher distribution rate will continue from month to month until the board elects to terminate it. The board may increase, decrease or eliminate the additional percentage rate at any time in its sole discretion.

Restrictions on Distributions

   Summit may not declare or pay a distribution on any share of preferred stock offered in this prospectus for any distribution period unless, at the same time, a like distribution is declared and paid on all shares of preferred stock previously issued and outstanding and entitled to receive distributions. Distributions may only be paid from legally available funds.

   If any shares of preferred stock are outstanding and the full cumulative distributions on all previously outstanding preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past distribution periods, Summit may not:

  . declare, pay or set aside for payment any distribution, except as provided below;

  . declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with preferred stock as to distributions or upon liquidation; or

  . redeem, purchase or otherwise acquire common stock or any other stock of Summit ranking junior to or on a parity with preferred stock as to distributions or upon liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for stock of Summit ranking junior to preferred stock as to distributions and upon liquidation.

   Notwithstanding the above, Summit may declare, pay or set aside payment for:

  .  distributions in common stock;

  . distributions in any other stock ranking junior to preferred stock as to distributions;

  .  liquidation rights; and

  . distributions where a like distribution is declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions.

   Summit may make distributions ratably on the shares of preferred stock and shares of any stock of Summit ranking on a parity with the preferred stock with regard to the payment of distributions, in accordance with the sums which would be payable on those shares if all distributions, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no distributions on Summit's preferred stock were in arrears. No interest will be paid for or on account of any unpaid distributions.

Liquidation Rights

   If any voluntary or involuntary liquidation, dissolution or winding up of Summit occurs, the preferred stock shareholders will be entitled to receive liquidating distributions, in the amount of $100 per share plus declared and unpaid regular monthly distributions, out of the assets of Summit available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any stock of Summit ranking, upon liquidation, junior to preferred stock. The preferred stock is junior in liquidation to outstanding debt of Summit and on parity with all other issued and outstanding preferred stock to the extent of its liquidation preference of $100 per share. As of September 30, 1999, the total consolidated liabilities of Summit ranking senior in liquidation preference to preferred stock were approximately $274,910,000. Obligations ranking on a parity with preferred stock upon liquidation, like the total liquidation preference of the outstanding shares of all previous series of preferred stock, as of September 30, 1999, were approximately $15,575,000. There are no limitations on Summit's ability to incur additional secured indebtedness. See "RISK FACTORS."

   The statement of rights provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Summit's property or assets to, or its consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of Summit. If the aggregate liquidation preference payable with respect to preferred stock and any other shares of stock of Summit ranking on a parity with preferred stock with respect to the distribution are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up of Summit, then the holders of preferred stock and of these other shares will share ratably in any distribution of assets of Summit in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets by Summit.

Redemption of Shares

   Upon call by Summit. Subject to regulatory restrictions affecting redemptions during an offering, the shares of preferred stock are redeemable, in whole or in part, only at the option of Summit at a redemption price of $100 per share plus declared and unpaid distributions to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by Summit and the shares to be redeemed will be determined by any method Summit in its sole discretion deems to be equitable.

   Discretionary Redemption Upon Request of the Holder. Preferred Stock is not redeemable at the option of the holder. If, however, Summit receives an unsolicited written request for redemption of shares from any holder, Summit may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. Any shares so tendered, which Summit in its discretion allows for redemption, will be redeemed by Summit directly, and not from or through a broker/dealer, at a price established by the board of directors, from time to time, in its sole discretion.

   There can be no assurance that Summit's financial condition will allow it to exercise its discretion to accept any request for redemption of preferred stock. Summit will not redeem any shares tendered for redemption:

  . if to do so would, in the opinion of Summit's management, be unsafe or unsound in light of Summit's financial condition, including its liquidity position;

  . if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or

  . if payment of any distribution on preferred stock or on shares of any stock of Summit ranking at least on a parity with the preferred stock is in arrears as to distributions.

   If cumulative distributions on preferred stock have not been paid in full, Summit may not purchase or acquire any shares of preferred stock other than by a purchase or exchange offer made on the same terms to all holders of preferred stock.

Absence of Trading Market

   We do not anticipate listing the preferred stock for trading on any national or regional stock exchange nor do we anticipate an independent public market for the preferred stock to develop. The underwriter for this offering, Metropolitan Investment Securities, Inc. maintains a trading list to match buyers and sellers of preferred stock. With limited exceptions, Summit has established a policy that all preferred shareholders, including holders of the preferred stock offered in this prospectus, must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption. See "RISK FACTORS."

Voting Rights

   The preferred stock has no voting rights except as provided in the statement of rights and except as required by Idaho State law regarding amendments to Summit's articles of incorporation that adversely affect holders of these shares as a class and requires approval of 66 2/3% of the outstanding shares entitled to vote.

   The statement of rights provides that holders of the preferred stock, together with the holders of Summit's other outstanding preferred stock and any other preferred stock previously authorized, voting separately and as a single class, are entitled to elect a majority of the board of directors of Summit if distributions payable on any shares of preferred stock are in arrears in an amount equal to twenty-four or more full monthly distributions per share. This right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

   The following discussion of the federal income tax consequences of distributions paid on the preferred stock is based upon the Internal Revenue Code of 1986 (the "tax code"), existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any of these changes may or may not be retroactive with respect to transactions effected prior to the date of the changes.

   Distributions paid to the holders of preferred stock may or may not be taxable depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Summit as calculated for federal income tax purposes. To the extent, if any, that distributions paid by Summit to the holders of preferred stock exceed current and accumulated earnings and profits of Summit, these distributions will be treated first as a tax-free return of capital, reducing the holder's basis in preferred stock, but not below zero, and thereafter, as capital gains, or ordinary gains if the preferred stock is not held by the holder as a capital asset.

   Summit believes that the majority of the distributions on its outstanding preferred stock were tax free returns of capital for federal income tax purposes in calendar 1994 and 1999, and were taxable for 1995 through 1998. Summit is currently unable to predict the character of its distributions for future years, but as required by the tax code, will report annually to shareholders regarding the tax character of the prior year's distributions.

   Each preferred shareholder's individual tax circumstances is unique; accordingly, preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the preferred stock.

   Distributions paid with respect to the preferred stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Summit as other payments of distributions. These distributions are not deductible by Summit under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed in this prospectus.

Transfer Agent and Registrar

   Metropolitan acts as transfer agent and registrar for Summit's capital stock, including its preferred stock.

                             PLAN OF DISTRIBUTION

   The preferred stock is being offered to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), which is a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by Summit on most preferred stock sales. Preferred stock is offered for cash or other consideration, tangible or intangible property, which is acceptable to Summit as determined in good faith by the board of directors. MIS will transmit the funds or other consideration it receives directly to Summit by noon of the next business day after receipt. During the three fiscal years ended September 30, 1999, MIS received commissions of $46,835 from Summit on sales of approximately $781,000 of Summit's preferred stock through an in-house trading list.

   MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, NASD Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Cruttenden Roth Incorporated, a NASD member, stating that the offering price of the preferred stock is consistent with Cruttenden's recommendations which were based on conditions and circumstances existing as of the date of the prospectus. Therefore, the price offered for the preferred stock will be no higher than Cruttenden would have independently recommended. Cruttenden has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Cruttenden will receive $13,333 in fees.

   We have agreed to indemnify Cruttenden against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

   There is not now and we do not expect that there will be a public trading market for the preferred stock in the future. MIS does not intend to make a market for the preferred stock. Summit, through MIS, undertakes to maintain a list of persons willing to sell or purchase outstanding shares of preferred stock. See "RISK FACTORS" and "DESCRIPTION OF SECURITIES--Redemption of Shares."

   MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

   Sales of preferred stock will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

   The legality of the preferred stock being issued in this prospectus is being passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to the Annual Report of Summit on Form 10-K for the year ended September 30, 1999 have been incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

   We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the preferred stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The following document filed with the SEC is incorporated in this prospectus by reference:

   Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 1999.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                            Summit Securities, Inc.


                          [LOGO OF SUMMIT SECURUTUES]


                      200,000 Preferred Shares, Series S-3


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                                   PROSPECTUS

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                               February 11, 2000

                    Metropolitan Investment Securities, Inc.